 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources

Neptune Reports Third Quarter Sales Estimate and Business Update

Laval, Québec, CANADA – December 15th, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) provides guidance for the expected financial results of the fiscal 2010 third quarter ended November 30, 2009.

Sales Estimate

Neptune expects total revenue for the three-month period ended November 30, 2009 to be in the range of $3,400,000 to $3,800,000 compared to $2,451,000 for the third quarter ended November 30, 2008, representing an increase of 39 to 55%.

Total revenue for the nine-month period ended November 30, 2009 is expected to be in the range of $7,650,000 to $8,050,000 compared to $7,951,000 for the nine-month period ended November 30, 2008, representing a decrease of 3.8% to an increase of 1.2%. Neptune has managed to catch up with last year’s sales level despite a second quarter revenue of $1,371,000 following the production plant shut down for the completion of the expansion to increase plant capacity.

Production and Sales

The production plant is running at a steady rate targeting over 90,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 90,000 kg to an estimated 110,000 to 120,000 kg annually. This additional production is expected to take place during the normal course of business without production interruption and represents a marginal investment financed by cash flow from current operations. The confirmed sales for the 2010 calendar year are consistent with Neptune’s expectations of fully utilizing expanded plant capacity during the course of the year and of preparing for all new launches planned during the coming year. Neptune’s additional industrial plant project is on schedule, allowing the new industrial plant realisation during the course of 2011.

Convertible Debenture and Capital Structure

Neptune announces that a total of $2,250,000 of nominal value of its debenture have been converted as of November 30, 2009. Holders of $84,000 of debenture capital have chosen to convert capital and accumulated interest into Neptune units resulting in the issuance of 70,323 shares and 38,670 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.15 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166,000 of debenture capital have also chosen to convert into Acasti Pharma Inc. ("Acasti") units resulting in the transfer from Neptune to the former debenture holders of 9,455,876 Acasti shares and the issuance of 9,455,876 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. $500,000 of debenture capital remains outstanding.

Neptune participation in Acasti

On November 2, 2009, Neptune converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owns 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

Neptune Intellectual Property and Litigation

It is Neptune’s policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been deceptively marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

Patent Portfolio
To date, Neptune’s patent portfolio includes the following patents or patent applications:

i.

Extraction Process: issued in 34 countries and pending in one.

ii.

Composition of Phospholipids and Use: issued in 25 countries and pending in six

iii.

a.

Method of Use for prevention and/or treatment of cardiovascular diseases: issued in 25 countries and pending in eight

b.

Method of use for prevention and/or treatment of multiple health conditions including inflammation and joint health: pending

iv.

New deodorization method and organoleptic improvement of marine oil extracts: international application reserving Neptune’s rights in 142 member states

As previously announced, the European composition of phospholipids and use patent had been opposed. The European Patent Office decided that the patent did not sufficiently disclose the invention. Neptune believes that the patent fully discloses the invention and plans to contest the decision by exercising its right to appeal. With the filing of an appeal, the decision to revoke the patent is suspended and until then the patent remains enforceable.

On November 12, 2009, Neptune announced that it has filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

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Aker Valensa Agreement
As of December 8, 2009 Aker and Valensa issued a press release on a new agreement between Aker and Valensa for joint and eye health applications. Valensa alleges that Neptune refused and/or was not capable of supplying Valensa with Neptune Krill Oil as the reason for Valensa to terminate the agreement signed between Neptune and Valensa.

Neptune and Valensa signed an agreement in which, among other commitments, Valensa also committed to file with Neptune for joint patent protection only after Neptune’s preapproval of the proposed patent application and only under joint ownership between Neptune and Valensa. Contrary to its commitments, Valensa submitted, without Neptune’s preapproval, a patent application and refused to add Neptune’s name as co-owner of this patent. Furthermore, Valensa failed to submit its action plan and volume commitments on the agreed upon deadline. Consequently, Neptune refused to send samples to Valensa until Valensa complies with the terms of the signed agreement. Valensa unilaterally .terminated the agreement on November 25, 2009 and signed a new agreement with Aker for the same applications it had worked on with Neptune. Neptune’s patent portfolio includes joint health with a 2001 priority date. Neptune will not further comment on this subject neither disclose its action plan.

Litigation with Schiff Nutrition Group Inc.
On August 20th, 2009, Neptune received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, Neptune recently filed a response and counterclaims to the Schiff complaint in federal district court in Utah. Neptune denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay Neptune for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite Neptune’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite Neptune’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using Neptune trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continues to use Neptune trademarks and claims, as it can be seen on websites of multiple Schiff Nutrition Group Inc. distributors.

Acasti Update

The products in Acasti are developed targeting cardiovascular disease as stand-alone prescription drugs and/or in combination (co-packaged or formulated) with existing (1) new dietary ingredients ("NDI"), (2) medical foods ("MF"), (3) over-the-counter ("OTC") products and/or (4) prescription drugs ("Rx"), thus developing novel therapeutic approaches while creating value for our partners and investors.

Two of Acasti’s current trio of distinct formulations have been tested in several regulatory accepted preclinical models, such as mice (4 sub-species) and rats (2 subspecies). Various daily doses and duration of treatment were administered orally to assess the safety and efficacy of given compositions and determine the pharmacokinetic profile. Those data showed that CaPre™, Acasti drug candidate, dose-dependently and significantly reduced the blood concentration of triglycerides and simultaneously elevated high-density lipoprtein ("HDL") while normalizing glucose tolerance in some animal models. Most importantly, these effects were achieved without the common side-effect of other traditional treatments, of increasing low-density lipoprotein ("LDL"). Such studies, some of which were conducted in association with Dr. Daniel Rader, M.D. (Professor of Medicine, Pharmacology, and Pathology and Laboratory Medicine, University of Pennsylvania School of Medicine and Director, Preventive Cardiovascular Medicine and Lipid Clinic), were also used to define the mechanisms of action of CaPre™ and determine how the Acasti drug candidate modulates blood lipids via a cellular cholesterol efflux mechanism where macrophages in the arterial intima take up modified LDL and become cholesterol-ester laden foam cells, which are the primary cell type in newly formed fatty streak lesions, and which play an important role throughout lesion progression and plaque vulnerability (atheroslcerosis).

NeuroBioPharm Update

The products in NeuroBioPharm ("NBP") are developed targeting neurodegenerative and neurodevelopmental conditions as stand-alone prescription drugs and/or in combination (co-packaged or formulated) with existing (1) new dietary ingredients , (2) medical foods , (3) over-the-counter products and/or (4) prescription drugs, thus developing novel therapeutic approaches while creating value for our partners and investors.

Preclinical research performed by NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD).

The clinical trial evaluating the effect of the medical food candidate on Alzheimer’s has completed more than 52% recruitment and is online with the projected completion time.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

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About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner has been initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
André Godin, C.A.
Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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